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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                SCHEDULE 13E-3
                               (AMENDMENT NO. 3)

                       RULE 13E-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             --------------------

                             CITIZENS CORPORATION
                             (Name of the Issuer)

                        ALLMERICA FINANCIAL CORPORATION
                       CITIZENS ACQUISITION CORPORATION
                             CITIZENS CORPORATION
                      (Name of Persons Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)
                                01-174533 10 9
                     (CUSIP Number of Class of Securities)

                              JOHN F. KELLY, ESQ.
                              440 LINCOLN STREET
                        WORCESTER, MASSACHUSETTS  01653
                                (508) 855-1000
                     (Name of Person Authorized to Receive
                     Notices on Behalf of Filing Persons)

                                   Copy to:
                            LAUREN I. NORTON, ESQ.
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS  02110
                                (617) 951-7000

This statement is filed in connection with (check the appropriate box):
a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [_] The filing of a registration statement under the Securities Act of 1933.
c.  [X]  A tender offer.
d.  [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                           CALCULATION OF FILING FEE

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
  Transaction Value*                                    Amount of Filing Fee
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   $195,938,925.00                                           $39,187.79
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
* For purposes of calculating the fee only. This amount assumes the purchase of 5,892,900 shares of common stock, par value $.01 per share, of Citizens Corporation at $33.25 net in cash per share, which represents all outstanding shares at October 30, 1998 not owned directly or indirectly by the persons filing this statement. The amount of the filing fee calculated in accordance with Rule 0-11 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $39,187.79                    Filing Parties: Allmerica Financial Corporation and
                                                                      Citizens Acquisition Corporation
Form or Registration No.: Schedule 14D-1              Date Filed: November 2, 1998 and November 17, 1998
                          and Amend. No. 2 thereto
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                                 INTRODUCTION

     Allmerica Financial Corporation ("AFC") and Citizens Acquisition
Corporation (the "Purchaser") hereby amend and supplement their Rule 13e-3
Transaction Statement (the "Schedule 13E-3") originally filed on November 2,
1998 and as amended, with respect to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Citizens Corporation, a Delaware corporation ("Citizens") that AFC does not already own. The Schedule 13E-3 is being amended to add Citizens as a filing party. Capitalized terms used herein but not defined are used as defined in the
Schedule 13E-3.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13E-3 is amended and supplemented to incorporate by reference the information set forth in the Solicitation/Recommendation
Statement Pursuant to Section 14(d)(4) of the Securities and Exchange Act of
1934 filed by Citizens in connection with the Offer (as amended and supplemented from time to time, the "Schedule 14D-9") in Item 3(a), and the information relating to the directors and executive officers of Citizens contained in Citizens' Proxy Statement, dated March 31, 1998, for its Annual Meeting of
Stockholders held on May 12, 1998 (the "Proxy Statement"), filed as Exhibit 2 to the Schedule 14D-9 and incorporated therein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         Item 3 of the Schedule 13E-3 is amended and supplemented to incorporate by reference the information set forth in the Supplement under "Special
Factors--Background."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) Items 8(a) and 8(b) of the Schedule 13E-3 are amended and supplemented to incorporate by reference the information set forth in the Supplement under "Special Factors--Fairness of the Transaction" and in the
Schedule 14D-9 under "Item 3. Identity and Background" and "Item 4. The
Solicitation or Recommendation."

         (d)-(e) Items 8(d) and 8(e) of the Schedule 13E-3 are amended and supplemented to incorporate by reference the information set forth in the
Schedule 14D-9 under "Item 3. Identity and Background" and "Item 4. The
Solicitation or Recommendation."

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ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 of the Schedule 13E-3 is amended and supplemented to add the following exhibits:

          (b)(2)  Opinion of Merrill Lynch, dated November 16, 1998
                  (incorporated by reference to Exhibit 4 to Amendment No. 1 to the Schedule 14D-9, filed November 17, 1998 by Citizens with the Securities and Exchange Commission).

          (b)(3)  Presentation Book of Merrill Lynch dated November 16, 1998
                  (incorporated by reference to Exhibit 5 to Amendment No. 1 to the Schedule 14D-9).

          (d)(9)  Supplement dated November 17, 1998 to the Offer to Purchase.

          (g)(8) Citizens Proxy Statement dated March 31, 1998 (incorporated by reference to Exhibit 2 to Amendment No. 1 to the
                  Schedule 14D-9).

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 23, 1998            ALLMERICA FINANCIAL CORPORATION


                              By:          /s/ Edward J. Parry, III
                                  ----------------------------------------------
                                  Name:    Edward J. Parry, III
                                  Title:   Vice President, Treasurer and
                                           Chief Financial Officer


                                    CITIZENS ACQUISITION CORPORATION


                              By:           /s/ Edward J. Parry, III
                                  ----------------------------------------------
                                  Name:     Edward J. Parry, III
                                  Title:    President and Treasurer


                                    CITIZENS CORPORATION


                              By:           /s/ Edward J. Parry, III
                                  ----------------------------------------------
                                  Name:     Edward J. Parry, III
                                  Title:    Vice President, Treasurer and
                                            Chief Financial Officer

                                      -4-
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                                 EXHIBIT INDEX

                                    Exhibits
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          (b)(2)  Opinion of Merrill Lynch, dated November 16, 1998
                  (incorporated by reference to Exhibit 4 to Amendment No. 1 to the Schedule 14D-9, filed November 17, 1998 by Citizens with the Securities and Exchange Commission).

          (b)(3)  Presentation Book of Merrill Lynch dated November 16, 1998
                  (incorporated by reference to Exhibit 5 to Amendment No. 1 to the Schedule 14D-9).

          (d)(9)  Supplement dated November 17, 1998 to the Offer to Purchase.

          (g)(8) Citizens Proxy Statement dated March 31, 1998 (incorporated by reference to Exhibit 2 to Amendment No. 1 to the
                  Schedule 14D-9).